November 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Celeste Murphy

Daniel Crawford

David Burton

Al Pavot

Re:	IO Biotech, Inc.

Registration Statement on Form S-1

File No. 333-260301

Acceleration Request

Requested Date:     November 4, 2021

Requested Time:     3:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Cowen and Company, LLC and Jefferies LLC, as representatives of the several underwriters, hereby joins IO Biotech, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260301) (the “Registration Statement”) to become effective on November 4, 2021, at 3:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO LLC

By:	/s/ Chirag Suri
Name:	Chirag Suri
Title:	Vice President

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

cc:	Mai-Britt Zocca, IO Biotech, Inc.

Frank F. Rahmani, Sidley Austin LLP

Mehdi Khodadad, Sidley Austin LLP

Istvan A. Hajdu, Sidley Austin LLP

Nick D. DeAngelis, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

[Signature Page to Acceleration Request]